UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

FAT BRANDS INC.

(Name of Issuer)

Class A Common Stock

Class B Common Stock

(Title of Class of Securities)

Class A Common Stock: 30258N105

Class B Common Stock: 30258N600

(CUSIP Number)

Fog Cutter Holdings, LLC

9720 Wilshire Blvd., Suite 500

Beverly Hills, CA 90212

(310) 319-1850

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Class A CUSIP No. 30258N105 Class B CUSIP No. 30258N600	Schedule 13D	Page 2 of 4 pages

1.	Names of reporting person Fog Cutter Holdings, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds N/A
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power Class A Common Stock – 7,033,397 Class B Common Stock – 706,514
	8.	Shared voting power Class A Common Stock – 0 Class B Common Stock – 0
	9.	Sole dispositive power Class A Common Stock – 7,033,397 Class B Common Stock – 706,514
	10.	Shared dispositive power Class A Common Stock – 0 Class B Common Stock – 0

11.	Aggregate amount beneficially owned by each reporting person Class A Common Stock – 7,033,397 Class B Common Stock – 706,514
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) Class A Common Stock – 45.9% (1) Class B Common Stock – 55.6% (1)
14.	Type of reporting person PN

(1)	Represents the percentage held of the applicable class of securities. Under the Issuer’s Certificate of Incorporation, each share of Class A Common Stock is entitled to one vote per share, and each share of Class B Common Stock is entitled to 2,000 votes per share, on all matters submitted to a vote or for the consent of the stockholders of the Issuer.

Class A CUSIP No. 30258N105 Class B CUSIP No. 30258N600	Schedule 13D	Page 3 of 4 pages

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission by the Reporting Person on January 5, 2021, as amended on March 5, 2021 and December 20, 2022 (as so amended, the “Schedule 13D”), as specifically set forth herein. The Schedule 13D is no longer a joint filing with Andrew Wiederhorn and is being filed solely by the Reporting Person (as defined below). Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer

This Statement of Beneficial Ownership on Schedule 13D relates to the shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), and Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”, and together with the Class A Common Stock, “Common Stock”), of FAT Brands Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 9720 Wilshire Blvd., Suite 500, Beverly Hills, CA 90212.

Item 2.	Identity and Background

Item 2 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

This Statement is filed by Fog Cutter Holdings, LLC, a Delaware limited liability company (the “Reporting Person”), with a business address at 9720 Wilshire Blvd., Suite 500, Beverly Hills, CA 90212. During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a limited liability company which, effective February 23, 2023, was controlled by a board of managers comprised of four persons, Andrew A. Wiederhorn, Taylor A. Wiederhorn, Thayer D. Wiederhorn, and Mason A. Wiederhorn (each, a “Board Member”). Each Board Member has one vote, and the approval of a majority is required to approve an action of the Reporting Person. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting or dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. Based upon the foregoing analysis, no individual Board Member of the Reporting Person exercises voting or dispositive control over any of the securities held by the Reporting Person.

In addition, each Board Member disclaims, for purposes of Section 16 of the Act, beneficial ownership of the reported securities held by the Reporting Person, except to the extent of his indirect pecuniary interest therein. This report shall not be deemed an admission that any Board Member is the beneficial owner of such securities for purposes of Section 16 of the Act or for any other purposes.

Item 5.	Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) - (c) As of February 23, 2023, Fog Cutter Holdings, LLC beneficially owned: (i) 7,014,249 shares of Class A Common Stock, plus warrants exercisable for an additional 19,148 shares of Class A Common Stock, comprising in the aggregate 7,033,397 shares or approximately 45.9% of the outstanding shares of Class A Common Stock; and (ii) 706,514 shares of Class B Common Stock, comprising approximately 55.6% of the outstanding shares of Class B Common Stock. Such percentages are based upon 15,316,920 shares of Class A Common Stock and 1,270,805 shares of Class B Common Stock of the Issuer outstanding as of February 23, 2023, as reported by the Issuer.

(d) and (e). Not Applicable.

Class A CUSIP No. 30258N105 Class B CUSIP No. 30258N600	Schedule 13D	Page 4 of 4 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 2023	FOG CUTTER HOLDINGS, LLC

	By:	Andrew A. Wiederhorn
	Its:	Authorized Signatory

/s/ Andrew A. Wiederhorn
Andrew A. Wiederhorn